EXHIBIT 12


                          EOG RESOURCES, INC.
         Computation of Ratio of Earnings to Fixed Charges and
        Combined Fixed Charges and to Preferred Stock Dividends
                            (In Thousands)
                              (Unaudited)

Year Ended December 31                       2004       2003       2002       2001       2000

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income Before Cumulative Effect of
 Change in Accounting Principle (1)      $  624,855   $437,276   $ 87,173   $398,616   $396,931
Less:  Capitalized Interest Expense          (9,631)    (8,541)    (8,987)    (8,646)    (6,708)
Add:  Fixed Charges                          91,509     78,138     77,149     62,333     75,375
Income Tax Provision                        301,157    216,600     32,499    232,829    236,626
EARNINGS AVAILABLE                       $1,007,890   $723,473   $187,834   $685,132   $702,224


FIXED CHARGES:
Interest Expense                         $   63,128   $ 58,711   $ 59,654   $ 45,110   $ 61,006
Capitalized Interest                          9,631      8,541      8,987      8,646      6,708
Capitalized Expenses Related to
 Indebtedness                                10,239      3,477      1,652      1,865      2,542
Rental Expense Representative of
 Interest Factor                              8,511      7,409      6,856      6,712      5,119
TOTAL FIXED CHARGES                          91,509     78,138     77,149     62,333     75,375
Preferred Stock Dividends on a
 Pre-tax Basis                               16,142     16,497     15,145     17,416     17,602
COMBINED TOTAL FIXED CHARGES AND
 PREFERRED STOCK DIVIDENDS               $  107,651   $ 94,635   $ 92,294   $ 79,749   $ 92,977

RATIO OF EARNINGS TO
FIXED CHARGES                                 11.01       9.26       2.43      10.99       9.32

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS                  9.36       7.64       2.04       8.59       7.55

(1) EOG adopted Statement of Financial Accounting Standards (SFAS)
    No. 143 - "Accounting for Asset Retirement Obligations" on January 1, 2003. Pro forma net income for 2002 through 2000 is not presented since the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma net income materially different from the actual amount reported.
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